Exhibit 99.1

FOR IMMEDIATE RELEASE

Rezolve Ai Delivers $60 Million Q1 2026 Revenue, Exceeding Full-Year 2025 Revenue in Just 90 Days

Q1 revenue equals more than 125% of audited FY2025 revenue, reinforcing confidence in Rezolve Ai’s $360 million 2026 guidance

Company confirms it can deliver its 2026 plan and reach profitability without raising equity capital

New York — 30 April 2026 — Rezolve Ai (NASDAQ: RZLV), a pioneer in commerce-tuned artificial intelligence, today announced that revenue for the first quarter of 2026 reached $60 million, based on unaudited management accounts, exceeding the company’s total audited revenue for the full year 2025 in just 90 days.

Rezolve Ai reported $46.8 million of revenue for FY2025 and entered 2026 with a $232 million-plus annualized revenue run-rate, based on December 2025 MRR1 of $19.4 million. Rezolve believes the Q1 performance demonstrates the rapid conversion of its revenue base into recognized revenue and confidence in the company’s previously announced $360 million revenue guidance for 2026.

Rezolve Ai does not report quarterly results as a matter of course. The company is providing this update to give shareholders additional visibility into the scale and pace of its growth entering 2026.

Revenue Velocity Accelerates

The $60 million Q1 performance reflects increasing production revenue across Rezolve Ai’s expanding enterprise customer base, including deployments of its Brain Commerce, Brain Checkout and brainpowa technologies.

Rezolve Ai’s platform is designed to operate inside live commerce environments, connecting AI-driven discovery, checkout, payments and loyalty into a unified commerce infrastructure layer.

Daniel M. Wagner, Chairman and CEO of Rezolve Ai, said: "Delivering $60 million of revenue in the first quarter is a major inflection point for Rezolve Ai. In just 90 days, we

1 Annualized recurring revenue (or ARR) and monthly recurring revenue (or MRR) are Non-GAAP Financial Measures, the definitions of which can be found in the Use of Non-GAAP Financial Measures section of this release, can be found in the back of this release.

generated more revenue than in the whole of 2025, demonstrating the speed at which our platform is scaling and the strength of demand for commerce-tuned AI.”

“Our 2025 results established the base. Q1 2026 shows the acceleration. With more than 950 enterprise clients, deep integrations across commerce workflows and strategic relationships with Microsoft, Google and Tether, Rezolve Ai is increasingly positioned at the center of the next generation of AI-driven commerce.”

Infrastructure Built for Agentic Commerce

Rezolve Ai’s growth is being driven by the shift from search-based and mobile-led commerce to agentic commerce, where AI systems increasingly help consumers discover products, make decisions and complete transactions.

The company’s Brain Suite is built to support this transition by enabling enterprise customers to deploy AI that operates with accuracy, reliability and commercial intent inside their existing commerce environments.

Rezolve Ai’s 2025 Annual Report described this transition as the move from recommendation to execution with AI increasingly becoming part of the transaction flow rather than simply a consumer-facing interface.

On Track Against 2026 Guidance

Rezolve Ai has previously announced $360 million revenue guidance for 2026. The Q1 result represents approximately 17% of that full-year target delivered in the first quarter.

The company believes the Q1 performance provides strong evidence of:

•
expanding enterprise adoption;
•
increasing production usage across customer environments;
•
growing contribution from Brain Commerce, Brain Checkout and brainpowa;
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the benefit of strategic integrations with leading global technology and payment partners; and
•
the scalability of Rezolve Ai’s AI commerce infrastructure.

Wagner added: “Rezolve Ai has entered 2026 with clear commercial momentum. Our focus is execution: converting our contracted base into revenue, scaling enterprise deployments and deepening our position inside the transaction flow of global commerce.”

“The opportunity ahead is significant. AI is moving from content generation to commercial execution and Rezolve Ai is building the infrastructure to power that shift.”

ENDS

About Rezolve Ai

Rezolve Ai is a global leader in retail and commerce artificial intelligence. Its proprietary brainpowa™ models deliver safe, scalable conversational intelligence that increases sales, engagement, and customer loyalty. Headquartered in London with operations across North America, Europe, and Asia, Rezolve Ai partners with leading brands and retailers to power the future of commerce through AI that sells. Learn more at

www.rezolve.com

Note Regarding Preliminary Financial Information

All Q1 2026 financial information in this release is preliminary, unaudited and based on management accounts.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1996. The actual results of Rezolve Ai PLC ("Rezolve") may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue", "design," “guidance” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve's guidance and expectations with respect to meeting its 2026 plan without raising equity capital, anticipated annual revenue, ARR and MRR, as well Rezolve’s reaffirmation of its revenue guidance for 2026. ARR and MRR and Rezolve’s revenue guidance are projections and Rezolve's customers may not renew their outstanding contracts or maintain their usage rates, which would cause Rezolve's recognized revenue in future periods to decrease. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of Rezolve's Annual Report on Form 20-F and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.

Use of Non-GAAP Financial Measures

The Company uses certain non-GAAP financial measures, which include Annual Recurring Revenue (ARR) and MRR, as we believe these measures can provide meaningful information regarding our operating performance. These non-GAAP measures should be evaluated in addition to and not as a substitute for our financial results presented in accordance with U.S. GAAP.

Annual Recurring Revenue (“ARR”) and Monthly Recurring Revenue (“MRR”) are non-GAAP operating metrics that represents the annualized or monthly, respectively, value of recurring subscription and contract revenue under customer agreements in effect at the measurement date. A contract is included in ARR or MRR for an applicable period if it is active at the end of that applicable period and is excluded if it is not active at the end of that applicable period. This measure includes revenue from subscription contracts as well as recurring professional services agreements. While ARR represents the annualized revenue the Company would expect to receive from customers assuming no increases or reductions in contractual arrangements, and MRR represents the revenue the Company would expect to receive in a specificed month from customers assuming no increases or reductions in contractual arrangements, the measure can be affected by contract start and end dates and should be viewed independently of the Company’s GAAP revenue as ARR and MRR are operating metrics and are not intended to be combined with or to replace revenue. ARR and MRR are not forecasts of future revenue and do not consider other sources of revenue that are not recurring in nature. ARR and MRR do not have standardized meanings and e not necessarily comparable to similarly titled measures presented by other companies. ARR and MRR are forward-looking and differs from GAAP revenue, which is recognized over time in accordance with ASC 606 based on delivery of services. As a result, ARR and MRR are not directly reconcilable to GAAP revenue because it includes the value of contracted future revenues that have not yet been recognized and excludes non-recurring and usage-based revenue recognized under GAAP.

Media Contact

Rezolve Ai
Urmee Khan - Global Head of Communications
urmeekhan@rezolve.com
+44 7576 094 040

investors@rezolve.com